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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of December, 1998




                              Visible Genetics Inc.
                           --------------------------
                           (Exact name of Registrant)

             700 Bay Street, Suite 1000, Toronto ON, Canada M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)






Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes __ No __



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                              VISIBLE GENETICS INC.

         The Company and Virology Networks have agreed to form a new company that will produce traceable quality control and quantitative standards for identifying HIV, Hepatitis B, Hepatitis C, CMV (cytomegalovirus, a herpes virus) and other infectious organisms. These standards are used by laboratories to monitor the quality of the results of tests they conduct to identify infectious diseases. It is anticipated that the new company will also develop a large-scale database of HIV genotypes in Europe and the United States of new and existing HIV mutations and their resistance to specific HIV drugs. In addition, the new entity will work to develop new methods and technology for long term, stabilized RNA storage and will also provide independent statistical analysis of test results.

         Virology Networks is based in the Netherlands, and was founded by Dr. Charles A. B. Boucher and Tom S. Schwartz. Both of them will be involved in the new company. The Company will receive a 51% interest in the new entity and will control its board of directors, in exchange for the Company's commitment to finance the development of the business. In addition, the Company will issue to the shareholders of Virology Networks 35,000 Common Shares. The Company expects to enter into definitive agreements and begin operations of the new entity during 1999.

         On or about December 10, 1998, the Company issued a press release with respect to the foregoing.

         The Company hereby incorporates by reference the text of this Form 6-K (but not the Exhibit hereto) into the Company's Registration Statement on Form F-3 (File No. 333-6760).

         Exhibit 1. Press release - "Visible Genetics Inc. Enters Agreement to Establish Visible Molecular Standards Inc."


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                                   SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  VISIBLE GENETICS INC.


Date: December 15, 1998           By: /s/ Jeffrey D. Sherman
                                     ------------------------------------------
                                      Name: Jeffrey D. Sherman

                                      Title: Vice President, Finance and C.F.O.




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